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                                EXHIBIT (a) (6)


                                                   [VAN KAMPEN INVESTMENTS LOGO]
NEWS RELEASE       1 Parkview Plaza - P.O. Box 5555 - Oakbrook Terrace, Illinois
                                                  60181-5555 - www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Sara L. Badler                  or                  Ian J. McPheron
800/225-2222                                        800/225-2222
Ext. 8370                                           Ext. 6845


                      VAN KAMPEN PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (February 1, 2002) -- Van Kampen Prime Rate Income Trust, distributed by Van Kampen Funds Inc., a subsidiary of Van Kampen Investments Inc. ("Van Kampen"), announced today the final results of its tender offer for its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on January 18, 2002.

        The Trust said that 44,204,938.058 common shares, as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 44,204,938.058 common shares tendered were purchased at a price of $8.32 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Trust commenced operations on October 5, 1989 and had total net assets of approximately $3.5 billion as of January 18, 2002.

        Van Kampen is one of the nation's largest investment management companies, with more than $73 billion in assets under management or supervision, as of December 31, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. Headquartered in the Chicagoland area, Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD).

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For more complete information, including risk considerations, fees, sales charges and ongoing expenses, please contact your financial advisor for a prospectus or download one at www.vankampen.com. Please read it carefully before you invest or send money.

Copyright(C) 2002 Van Kampen Funds Inc. All Rights Reserved. 3172-D02-ANS-01/02 Member NASD/SIPCR